Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Successor	Predecessor
	February 13 – June 30, 2010	January 1 – February 12, 2010	Six Months Ended June 30, 2009
Earnings:
Income before income taxes	$1,450	$377	$1,127
Add:
Interest and other fixed charges, excluding capitalized interest	173	72	335
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	101	35	136
Distributed income of investees accounted for under the equity method	3	−	3
Amortization of capitalized interest	−	1	3
Less:
Equity in earnings of investments accounted for under the equity method	7	1	3
Total earnings available for fixed charges	$1,720	$484	$1,601
Fixed charges:
Interest and fixed charges	$178	$73	$344
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	101	35	136
Total fixed charges	$279	$108	$480
Ratio of earnings to fixed charges	6.16x	4.48x	3.34x

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